The Board resolves to release the non-compete restriction on managerial officers Date of events: 2014/03/25 Contents:

1.	Date of the board of directors resolution:2014/03/25

2.	Name and title of the managerial officer with permission to engage in competitive conduct: Rick L. Tsai, CEO

3. Items of competitive conduct in which the officer is permitted to engage: director of NXP

Semiconductors N.V.

4. Period of permission to engage in the competitive conduct: Throughout the tenure as CEO in the Company

5. Circumstances of the resolution (please describe the results of the voting under Article 32 of the Company Act): The resolution is approved by all of the directors present (excluding the directors who have personal interests) without dissent.

6. If the permitted competitive conduct is business of a mainland China area enterprise, the name and title of the managerial officer (if it is not business of a mainland China area enterprise, please enter ” not applicable” below):N/A

7. Company name of the mainland China area enterprise and the officer's position in the enterprise: N/A

8.	Address of the mainland China area enterprise: N/A

9.	Business items of the mainland China area enterprise: N/A

10.	Degree of effect on the Company's finances and business: None

11.	If the managerial officer has invested in the mainland China area enterprise, the monetary amount of the officer's investment and the officer's shareholding ratio: N/A

12.	Any other matters that need to be specified: None